Exhibit 99.1

FOR IMMEDIATE RELEASE

ANOTHER “CLOUD” WIN FOR SILICOM:
SD-WAN PIONEER DESIGNS IN SILICOM’S
INTEL-BASED ENCRYPTION OFFLOAD CARDS

– Customer Purchases to Ramp Up to ~$1M/Year –

KFAR SAVA, Israel— July 11, 2016 , - Silicom Ltd. (NASDAQ: SILC) today announced that it has received a first Design Win from a new cloud solution customer, a technology leader in the emerging SD-WAN (Software-Defined Wide Area Network) arena.

The Design Win is for an Intel-based encryption offload card that the customer will use to boost the throughput of its server-based solutions. The customer has already placed an initial production order and forecasts that its run rate will ramp up gradually to a level of approximately $1 million per year. In parallel, the customer continues to engage in discussions with the Company regarding the use of additional Silicom products.

“Several years ago, when the Cloud space began to heat up, we foresaw the need for ‘industrial strength’ hardware offload capabilities to handle the immense traffic levels that were projected to develop - especially for crunch-heavy operations like encryption,” commented Shaike Orbach, Silicom’s President & CEO. “This Design Win, together with the other Design Wins that we have achieved with Cloud players and the many conversations that are underway – confirms our vision and the potential for our offload products to help fuel our growth. We believe that we are on track for penetrating additional SD-WAN players, and proud that our innovations are helping the Cloud deliver on the dream.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com